FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2019

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 10 May 2019

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
                 Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	10 April 2019	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	12 April 2019	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	26 April 2019	entitled	Director Declaration
Exhibit	99.4	Stock Exchange announcement dated	26 April 2019	entitled	Director/PDMR Shareholding
Exhibit	99.5	Stock Exchange announcement dated	29 April 2019	entitled	Transaction in Own Shares
Exhibit	99.6	Stock Exchange announcement dated	30 April 2019	entitled	Transaction in Own Shares

Exhibit 99.1:

RNS Number: 7844V
Unilever PLC
10 April 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£43.945	3
e)	Aggregated information - Volume - Total	3 £131.84
f)	Date of the transaction	2019-04-08
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.2:

RNS Number: 0932W
Unilever PLC
12 April 2019

Unilever PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (Member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	23 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£43.96	23
e)	Aggregated information - Volume - Total	23 £1,011.08
f)	Date of the transaction	2019-04-11
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.3:

RNS Number: 2975X
Unilever PLC
26 April 2019

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2), Unilever PLC announces that Graeme Pitkethly, Director, will join Pearson PLC as a Director on 1 May 2019.

Contact name for enquiries:

Lucila Zambrano

UK +44 7825 273767

lucila.zambrano@unilever.com

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.4:

RNS Number: 3122X
Unilever PLC
26 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 3,974 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares in a 50/50 mix;
2. 3,974 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.28	3,974
		£0.00	3,974
e)	Aggregated information - Volume - Total	7,948 £179,942.72
f)	Date of the transaction	2019-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Director (CFO, a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 12,797 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares only;
2. 12,797 PLC shares were granted which is a conditional grant under the MCIP operated under the Unilever Share Plan. ULE members receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.28	12,797
		£0.00	12,797
e)	Aggregated information - Volume - Total	25,594 £579,448.16
f)	Date of the transaction	2019-04-23
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Transition award of 15,195 Unilever PLC ordinary 3 1/9 pence shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	15,195
e)	Aggregated information - Volume - Total	15,195 £0.00
f)	Date of the transaction	2019-04-23
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.5:

RNS Number: 4623X
Unilever PLC
29 April 2019
29 April 2019

Unilever PLC

Transaction in Own Shares

RNS Number: 058014

Unilever PLC

29 April 2019

TRANSACTIONS IN OWN SECURITIES

Unilever PLC (the "Company") announces today that Unilever N.V. has purchased the following number of the Company's ordinary shares from UBS AG London Branch ("UBS").

Ordinary Shares

Date of purchases:                                                    29 April 2019

Number of ordinary shares purchased:                     176,041

Highest price paid per share:                                     GBp 4,620.50

Lowest price paid per share:                                      GBp 4,551.50

Such purchases form part of the share purchase programme announced on 29 April 2019 and were effected pursuant to instructions issued to UBS on that date. The purchased shares will be held to meet share award obligations under the Group's Management Co-Investment Plan.

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
London Stock Exchange	4,594.15	105,132
BATS	4,593.30	17,801
Chi-X	4,593.57	53,108

Transaction details

A full breakdown of the individual trades made by UBS on behalf of Unilever N.V. as part of the share purchase programme (including aggregated volumes and weighted average prices paid) will be provided on our website in due course.

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.6:

RNS Number: 6382X
Unilever PLC
30 April 2019
30 April 2019

Unilever PLC

Transaction in Own Shares

Unilever PLC

30 April 2019

TRANSACTIONS IN OWN SECURITIES

Unilever PLC (the "Company") announces today that Unilever N.V. has purchased the following number of the Company's ordinary shares from UBS AG London Branch ("UBS").

Ordinary Shares

Date of purchases:                                                    30 April 2019

Number of ordinary shares purchased:                     377,065

Highest price paid per share:                                     GBp 4,648.00

Lowest price paid per share:                                      GBp 4,598.00

Such purchases form part of the share purchase programme announced on 29 April 2019 and were effected pursuant to instructions issued to UBS on that date. The purchased shares will be held to meet share award obligations under the Group's Management Co-Investment Plan.

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
London Stock Exchange	4,620.88	228,310
BATS	4,622.06	30,000
Chi-X	4,622.18	90,000
Turquoise	4,623.03	28,755

Transaction details

A full breakdown of the individual trades made by UBS on behalf of Unilever N.V. as part of the share purchase programme (including aggregated volumes and weighted average prices paid) will be provided on our website in due course.

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END